AZURE PRINTED HOMES

Welcome to the Next Dimension of Living


azure
PRINTED HOMES

azureprintedhomes.com Los Angeles, CA

Technology B2C Sustainability Clean Tech Infrastructure & Construction

Highlights

1. A company that values the planet and the people on it
2. Zero waste in producing homes through resourceful design & advanced technologies
3. Team has pioneered new approach to home building
4. Recognized proven track record of delivering on objectives set out in previous CF Campaigns
5. Each module is printed in 24hrs
6. Production capacity tripled in February 2024, going from one, to three 3D printing systems
7. Have 30MM of pre-orders with prepaid deposits & generated over $4MM in revenue last year
8. 2023 Best Eco Friendly Tiny Home awarded by TinyHome.com

Featured Investors



Evan Maindonald Follow

Evan Maindonald is the General Partner of Hyperlight Ventures, a Venture Capital firm that invests in ventures who harness the power of markets to make the world a better place.
Hyperlight.Ventures

"Once we saw what Azure were able to do, we knew it would be a game changer for the home building business.

Their ability to print and fit out a complete watertight structure in less a week is nothing short of revolutionary.

The niche they have carved out for themselves in a fast growing sector puts them in pole position to take advantage of the forthcoming digital disruption of the property industry and re-engineering of it's value chain."

 **Mark Hayes** [Follow]

With over 20 years of real estate investing experience consisting of acquisitions, property management, urban development, and financing, Mark Hayes is the founder and president of Bridge South Investments, LLC, a Nashville-based private lender and angel
markhayesinvestor.com

"From the onset I knew Azure was going to be successful. The founders cutting edge technology, ingenuity, and success in past businesses make them disrupters in the home building business.

Investing in Azure is a no-brainer."

 **Maria Tregub** [Follow]   Invested $26,000 ⓘ
Syndicate Lead

"Azure Printed Homes is a fast-growing company with a great applications and purpose. There are numerous benefits to choosing an Azure Printed Home over a traditional home. One of the main advantages is the cost savings. 3D printing technology allows for a more streamlined and efficient building process, resulting in lower construction costs. Additionally, the use of sustainable materials and reduced waste also contributes to cost savings.

The world of construction is constantly evolving, and 3D printing technology is at the forefront of this innovation. Azure Printed Homes offer a unique and sustainable housing option that is changing the way we think about building. With its cost savings, customization options, and environmental benefits, it's no wonder that this technology is gaining popularity."

Our Team

 **Ross Maguire**   CEO & Co-Founder

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

The co-founders are general contractors, and they were frustrated by the inability to build faster, less expensive, and generating a lot of waste

 **Gene Eidelman**   Co-Founder

Built a company in charter school business with $120MM revenue, 1800 employees, 50 locations on three continents-sold it to PE-backed competitor

 **Anthea Tatum**   CFO

Anthea has been with Azure since 2020, seeing company revenue double and doing all of the accounting and payroll by herself using automated processes. She has more than ten years of experience in construction accounting

 **Eric Corbett**   CCO

30 years of entrepreneurial work in Architecture & Design. Known for his ability to envision & strategize ground-breaking design concepts, he has led teams to complete internationally award-winning projects with clients that demand fresh perspective.

 **Yuri Eidelman**   Co-Founder

BS Computer Science, 35 years as a Licensed CA General Contractor// Experience with 3 successful start-ups in different industries

 **Ravi Gupta**   Director of Engineering

BS Mechanical Engineering, 10+yrs in production, new technologies & machinery // extensive experience in large format additive manufacturing

 **Bryan Barrera**   VP of Marketing

MBA, 10 years of marketing and sales management experience selling plastic products to Fortune 500 companies



Jessica Paullus   Director of Sales

Construction industry sales professional who holds an ADU Specialist designation from Earth Advantage. With over 13 years of experience working with design-build firms, she brings a strong background in building relationships with clients to the team.



Eli Rogers   Director of Technology

MS Mechanical Engineering, 9+ years in manufacturing & 3D printing with Northrop Grumman, Divergent 3D, Contour Crafting, Plenty



Erik Padron   Project Manager

9+ years experience in Construction Management. Completed 30+ successful projects with Azure

Pitch



THE PROBLEM WITH CONVENTIONAL CONSTRUCTION & CONCRETE PRINTING

Conventional construction
Is slow, expensive and unsustainable



Current 3D printing approaches
With cement are susceptible to weather delays and unsustainable

Housing Shortage

There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.

Archaic Building Methods

The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.

Environmental impacts

The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes has far too much of a negative environmental impact.

THE SOLUTION

Azure Printed Homes is the first-to-market company to utilize 3D printing technology and recycled materials to build units:



70%
Faster than traditional building methods

30%
More Affordable than conventional builders

ESG ⊘
Meeting corporate ESG goals utilizing waste material



ONLY 6%
of the plastic that is sent to be recycled is **ACTUALLY** recycled

94% GOES TO LANDFILL

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordable than ever before.

Azure homes are printed in 70% less time, and aim to be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.

Fabrication takes place in the Azure factory, improving precision & quality. This controlled environment allows Azure to deliver projects faster than have been currently possible.

The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

LET'S INTRODUCE YOU TO OUR PRODUCTS

Studio series

D_120

Area
120 SQ.FT

Dimensions
9' X 13'

Type
0 Bedroom
0 Kitchen
0 Bathroom

Starting at
$24.900

N_100

Area
100 SQ.FT

Dimensions
9' X 11'

Type
0 Bedroom
0 Kitchen
0 Bathroom

Starting at
$19.900

A_120

Area
120 SQ.FT

Dimensions
9' X 13'

Type
0 Bedroom
0 Kitchen
0 Bathroom

Starting at
$24.900

Chassis Based

X_180

Area
180 SQ.FT

Dimensions
9' X 20'

Type
1 Bedroom
1 Kitchen
1 Bathroom

Starting at
$46.900

X_270

Area
270 SQ.FT

Dimensions
9' X 30'

Type
1 Bedroom
1 Kitchen
1 Bathroom

Starting at
$74.900

X_360

Area
360 SQ.FT

Dimensions
9' X 40'

Type
2 Bedroom
1 Kitchen
1 Bathroom

Starting at
$96.900

HOW WE CREATE OUR PRODUCTS

Material Formulation

65%	**25%**	**10%**
Recycled Plastic Bottles	Glass Fiber	Other additives which enhance material strength & durability



Key Facts

Each one of our printed modules uses 100,000 plastic bottles.

Our material has undergone accelerated, longterm weathering testing.

Plastic water bottles are non-toxic and VOC free, we actively test air quality inside units – Reading are consistently at safe levels

Consistent recycled waste streams are sourced with our material development partner.

The primary component of our print material is recycled polymer predominantly used for food and drink containers. The print material produces multiple desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.

HERE'S HOW IT WORKS



Step 1
Configuration
1 HOUR

Step 2
Print
1 DAY

Step 3
Prefabrication
4-15 DAYS

Step 4
Delivery
1-2 DAYS

Step 5
Installation
1-3 DAYS

HOMES BUILT LAYER BY LAYER



Step 1 - Configuration



Clients can customize the design of their Azure unit on their laptop or personal device. Being able to configure and order an Azure unit with one click from wherever they are.

Step 2 - Print



The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls, and roof have been optimized & tailored to simplify all subsequent finishings.

Step 3 - The prefabrication



Our printed structures are completed with installations of:

- Doors and glass windows
- Internal MEP (mechanical, electrical, and plumbing)
- Interior flooring, wall and ceiling finishings
- Bathrooms & Kitchen for ADUs and Homes

Step 4 & 5 - The delivery and installation



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TRACTION
TO DATE



19
- Legacy business "Azure Construction" was founded.

20
- Traditionally building homes and ADUs in LA/Malibu area.

21
- Concept R&D Print design and material for prefab printed modules.
- Continuing legacy construction business growing revenue to $3.4MM. (up from $1.4MM previous year)

22
- Launch Azure Printed Homes.
- Printed the first Azure prototype observed by UL.
- Provisional Patent filed 63/325,488.
- Acceptance Criteria adopted by ICC to test & certify Azure Printed Homes.
- Continuing legacy construction business growing revenue to $4MM.
- R&D Bespoke Printer design and build.

23
- Azure Tiny Home units achieve ANSI certification.
- International Patent filed PCT/US23/16697.
- First Azure printer completed and commissioned in LA.
- Closed Seed Round funding >$4MM.
- First Azure units printed and delivered across California.

24
- Received keys to new location in Gardena
- Azure featured in Dwell magazine
- Soft opening of new Azure HQ - 3 x printer facility
- Azure selected as one of the eight recipients of a major funding from the State of Colorado
- Awarded 2023 Best Eco Friendly Tiny Home by TinyHome.com

Emerging from a legacy of traditional construction and engineering, during which time we completed over 50 houses, ADUs, and backyard studios—increasing revenue by 195% from 2019 to 2020, and by 260% from 2020 to 2021.

During this period, we carried out two years of R&D before filing our first patent for our innovative approach to modular home production.

In a testament to investor confidence in our vision, we successfully closed our Seed Raise in Q3 of 2023, securing over $3,600,000 in funding. Bolstered by this financial backing, we embarked on a transformative phase, relocating to our state-of-the-art 3D printer facility, which tripled our production capacity and positioned us for accelerated growth and market leadership.

CUSTOMERS - HOMEOWNERS AND HOME BUILDERS

Clemens K.
"The construction industry is in need of massive disruption."

Rudy D.
"Great what you are doing. Would love to be a part of the innovation."

- John Handy, Treebones Resort.
"I was inspired to work with Azure Printed Homes on our new unit. Now that the unit's in, the guests love it! I've had nothing but great reactions to it! I can't say enough about working with Azure."

Angelee W.
"This looks awesome and I'm so

Ron M.

"Love the design!"

excited to learn more!"

Azure is a B2C & B2B2C business. We sell Backyard Studios and ADUs directly to homeowners and investors, while we sell homes to home builders & developers.

BUSINESS MODEL - STRONG UNIT ECONOMICS.

	Competitor prefab panel installation	Azure 3D- printed installation
Cost for 120 sq ft*	$33,630	$24,900
Duration	4 to 6 weeks	1 to 2 weeks

*(Not including approx. $8K for shipping, HVAC and foundation)

For our your factory, we estimate that our gross margins will be at least 35%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order, and the balance before the units are shipped.

Property owners generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

Market Size & Segments

Backyard Studios

Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

ADUs

Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and an abundance of low-density development. $1.8B business in California alone.

Glamping Resorts and Park Model Units

The Tiny Home movement continues to grow and we offer units to suit those needs. US Market was at $18B in 2022 and forecast to reach $31B by 2031.

Government and Disaster Relief Contracts

The Azure manufacturing process allows for the fast deployment of new satellite manufacturing plants, capable of generating 100-200sf/day/printer. Set up takes

approximately 3-4weeks for a 3 printer facility.

Housing

Home builders in California alone need to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

How is Azure different from other companies?

	Backyard Studios	ADUs	Homes	Factory Prefab	Print tech	Recycled Material	Full Printed Structure
cover	✓						
CONNECT HOMES	✓	✓					
TUFF SHED		✓		✓			
UNITED DWELLING		✓	✓	✓	✓		
Mighty Buildings		✓	✓	✓			
STUDIO SHED			✓		✓		
azure	✓	✓	✓	✓	✓	✓	✓

None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

Competitors are:

- 3D printing panels and assembling conventionally.
- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.
- Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 24 hrs from start to finish.

A better way to build

Makers of future-focused modular living spaces providing beautiful products that enrich our lives and invest in our planets future

JANUARY 2024 AND BEYOND...

Strategic Roadmap

THE GET GOING	THE GOING NATIONAL	THE GOING VERTICAL	THE GOING GLOBAL
PHASE 2023	PHASE 2024	PHASE Q1-2, 2025	PHASE 3-4 2025

Started delivery of backyard studios and glamping cabins in California Developed relationships with: • Housing authorities and non-profits planning housing for the unhoused and affordable housing. • Build-to-Rent developers RV Parks/camping sites for units on wheels. (Received ANSI certification)	Moving to new facility in California and planning additional factories across the US - strategically selected locations based on demand. • Backyard Studios (B2C/B2B) • ADUs (B2C/B2B) • Glamping Resorts/ Hospitality Industry (B2B) • RV Parks (B2B)	Complete R&D and testing on stackable Azure units. Opening our market to multi-family residential in addition to existing markets: • Multi-story Affordable Housing (B2B). • Build to Rent developers (B2B). • Emergency Relief (B2B). • Military Accommodation (B2B)	Receive building code approvals for selling & installing Azure units in Canada, Australia, Europe, Asia & other locations around the world. Serving global markets by providing unrivalled speed, affordability and sustainability.
TOTAL ADDRESSABLE MARKET: **$3.2 BILLION**	TOTAL ADDRESSABLE MARKET: **$17 BILLION**	TOTAL ADDRESSABLE MARKET: **$28 BILLION**	TOTAL ADDRESSABLE MARKET: **$86 BILLION**

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while repurposing existing building materials and cutting emissions instead of utilizing new resources.

Now that we have opened our first $30M capacity facility, our next growth stage is to open similar factories in other states growing Azure to become one of the major prefab home manufacturers.

Financial Projections such as those related to projected revenue and profitability levels are only predictions.

FUNDING - BEGINNING AS A BOOTSTRAPPED STARTUP

Azure Printed Homes has now raised over $4,000,000 from co-founders, angel investors, and by crowdfunding.

Now we want to crowdsource additional investment, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively. We chose this for two reasons. First, we want our public supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money when they're firmly committed to delivering a return for their investors. For each previous fundraises we have achieved all the objectives we have laid out, raising for our printer, then raising for our larger facility and more printers. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Wefunder because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

COME AND JOIN US ON THE NEXT STAGE OF OUR JOURNEY

